

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2015

Kori L. Ogrosky
General Counsel
PacWest Bancorp
10250 Constellation Blvd., Suite 1640
Los Angeles, CA 90067

Re: PacWest Bancorp
Registration Statement on Form S-4
Filed April 22, 2015
File No. 333-203573

Dear Ms. Ogrosky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

Square 1's Directors and Executive Officers Have Certain Interests in the Merger, page 10

1. Please quantify the aggregate compensation that each Square 1 director and executive officer will receive as a result of the merger as described in more detail starting on page 62.

The Merger

Interests of Square 1 Directors and Executive Officers in the Merger
Letter Agreements and Employment Agreements, page 62

2. Please tell us what consideration you have given to filing as exhibits to the registration statement the agreements discussed in this section.

<u>The Merger Agreement</u>

<u>Explanatory Note, page 70</u>

3. We note your explanatory note concerning the representations and warranties contained in the merger agreement. Please note that disclosure regarding an agreement's representations or covenants (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use this explanatory note, please revise it to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

<u>Exhibits</u>

4. Please file all outstanding exhibits, including the legality and tax opinions, with your next amendment or tell us when you plan to file these documents. Please note that we may have comments after reviewing these documents.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich King
Assistant Director

cc.   Patrick Brown
       Sullivan & Cromwell LLP